 Exhibit 99.5

Earnings Call

Infosys Earnings Call

Q3 FY 2019

January 11, 2019

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Jayesh Sanghrajka

Interim Chief Financial Officer

Ravi Kumar

President, Deputy Chief Operating Officer

Mohit Joshi

President, Head - Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences, Head - Infosys Brazil and Infosys Mexico

INVESTORS

Edward Caso

Wells Fargo

Bryan Bergin

Cowen & Company

Abhishek Bhandari

Macquarie

Ashish Chopra

Motilal Oswal

Parag Gupta

Morgan Stanley

Viju George

JP Morgan

Keith Bachman

Bank of Montreal

Srinivas Rao

Deutsche Bank

Nitin Padmanabhan

Investec

Divya Nagarajan

UBS

Joseph Foresi

Cantor Fitzgerald

Georgios Kertsos

Berenberg

Moderator

Ladies and gentlemen, good day, and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, Sir!

Sandeep Mahindroo

Hello everyone and welcome to Infosys’ earnings call to discuss Q3 FY2019 earnings release. Let me start by wishing everyone a very Happy New Year. This is Sandeep from the Investor Relations team in Bengaluru. Joining us today on this call is CEO & MD, Salil Parekh; COO, Pravin Rao; Interim CFO, Jayesh Sanghrajka, Presidents and other members of the senior management team.

We will start the call with some remarks on the performance of the company during the quarter by Mr. Parekh followed by comments by Mr. Pravin Rao and Jayesh, subsequent to which we will open up the call for questions.

Please note that anything, which we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Salil Parekh.

Salil Parekh

Thanks Sandeep. Good evening and good morning everyone on the call. Wish you a very Happy New Year. We had a strong performance in Q3 with a 2.7% sequential growth in constant currency terms and 2.2% growth in reported terms. The revenue growth year-over-year is 10.1% in constant currency. This is a reflection of our unwavering focus on the needs of our clients and the clients trust in Infosys. Digital revenues had another good quarter with 5% sequential growth and 33.1% YoY growth in constant currency terms. Our Core services had a robust performance this quarter with 1.8% sequential growth in constant currency terms. In terms of geography, North America had a growth of 2.6% sequentially 8.7% YoY, Europe 3.8% sequential 9.8% YoY, all of this in constant currency terms.

We saw strong growth in our business segments. To give you a few examples, in Financial Services 3.6% sequential 9.4% YoY, Energy utilities, resources and services 7.4% sequential 17.3% YoY, Manufacturing 7.6% sequential 16.2% YoY, all in constant currency.

Once again we saw a good momentum in large deal signings. We had $1.57 billion of that in Q3. This shows a good trend over the past three quarters stemming from our increased investment in sales and a clear focus on the portfolio that supports our clients.

Operating margins were at 22.6% in Q3. This included our continuing investment trajectory in sales, localization, agile and reskilling that we have indicated from the start of the year. It also included a catch up in compensation. All of this is as per our plan and remains a very strong focus for us as we reorient what we are driving in the future portfolio of the company. It also includes an additional charge and the impact of acquisitions. Jayesh will cover more details on the operating margin during his comments.

Attrition declined by two percentage points this quarter. We are continuing on a path of increased employee engagement.

Our subsidiaries Panaya and Skava, based on evaluation of proposals received and progress of negotiations with potential buyers, we concluded that it is no longer highly probable that sale would be completed by March 31, 2019. We now plan to repurpose Skava’s business and refocus Panaya’s suite of products.

Earlier in the year I talked about our three-year roadmap, and the results so far are encouraging. These are still early days and we are focused on executing on our three-year plan.

There are macro level concerns in the environment but we have not seen as of now clients alter their spending plans or trajectory. We are keeping a close watch on external development and simultaneously focused on steadfast execution of our plans. Our broad suite of digital services and deep client relationships and a strong deal win give us confidence as we head into the New Year of 2019. With a strong performance during the year we are revising our full year revenue growth guidance to 8.5% to 9% in constant currency terms. We retain our operating margin guidance at 22% to 24% for the full year. With that I will request Pravin to give details on the business segments and other key areas.

Pravin Rao

Hello everyone. Let me extend my wishes to everyone for a great 2019 ahead.

We had broad based momentum during the quarter. This led to YoY growth crossing 10% in constant currency terms at overall level and also for Retail, Energy, utilities, resources and services, Manufacturing and HiTech at the segment level. Volume grew 2.6%, which is good considering that Q3 is a seasonally weak quarter. Client additions were particularly strong with 101 new client additions, partly aided by Fluido acquisitions. Top client matrix was stable during the quarter. Attritions, which have been an important area of our focus, declined by 2.1% to 17.8% at the standalone level and by 2.3% to 19.9% at the group level. Gross additions of employees were over 18,700 in Q3 almost similar to Q2 levels. Employee count at the end of the quarter were over 225,000. We had 14 large deal wins during the quarter with a TCV of $1.57 billion. Ten deals were in Americas, three in Europe and one in rest of the world. Vertical wise four deals each were in FSI and Manufacturing, two in Communication and one each in Retail, Life Sciences, EURS and Other business segments.

Client budget for 2019 are progressing as per normal time lines in most large verticals. Overall budgets are expected to be flattish with higher allocation towards newer areas focused on change the business segment. Now let me give some colour on the various business segments.

Financial services sector continues to grow on the back of sustained momentum in client spend and ramp up of previous wins. You are seeing momentum in new account acquisitions and expansion of accounts opened recently. Strength in Americas was driven by robust deal wins and market share gains in our top accounts. However, Europe performance was weaker in the last quarter primarily due to impact of furloughs. Clients continue to increase spend in digital, analytics, cloud, cyber securities and other new technology domains. Sequential performance in retail segment was affected by seasonal weakness. Our increase in focus on digital transformation led deals in subsegments like CPG, transportation, logistics, apparels, consumer tech, etc., is resulting in a steady increasing deal wins and deal pipeline. We have seen increased client interest in cyber security, cloud, analytics, retail store ops and infrastructure outsourcing. Clients are countering the Amazon effect by implementing multiple strategies focusing on customer experience and convenience.

Communication sector remains under pressure due to sector specific headwinds; however, that also opens up new opportunities for outsourcing to improve efficiency and reduced cost. Our performance remained relatively steady even in a seasonally weak quarter due to ramp up of previous deal wins and we expect further momentum in the coming quarter. We have seen increased interest in areas like cyber security, customer experience, 5G, analytics, cloud comporting etc.

Energy, utility, resources and services segment continued its strong momentum with ramp up in the previous deal wins and was led by Utilities in Europe and Services in Americas. While Energy and Resources segments are feeling the pinch of lower oil and commodity prices, our growth was supported by strong client spends. Customer service and digital experience transformation remains a top agenda for Utility sector along with focus on cloud migration, RPA, digitization of legacy systems and smart grid. Energy companies continue to invest in IoT, RPA and digital oil field concepts to enhance efficiency and reduce cost.

We had strong growth in the manufacturing segment despite seasonality. Discretionary spending is being directed towards digital, e-commerce, analytics, cloud. Auto companies are focused towards investment in autonomous technology, electric vehicle technologies and green initiatives. Aerospace and defense companies are optimizing spend in core areas while industrial manufacturing companies are spending towards integration of digital platform, modernization of legacy systems and IoT. We have a healthy pipeline of deals and new account openings across geographies.

Life Sciences performance remains flattish due to seasonal factor and weakness in selective clients while healthcare witnessed stronger performance.

Coming to digital, we are seeing good traction in our digital strategy and this portfolio is progressively commanding larger share of overall revenue. Digital is already growing at a faster rate across client verticals and geographies. We are accelerating our digital journey through focused investments in learning, design studios, live labs and by building a team of digital strategists. We have been rated as ‘Leaders’ in many of the services across the digital pentagon in recent analyst ratings, which is a testimony for the quality and maturity of our offerings. With this I will pass on to Jayesh.

Jayesh Sanghrajka

Thank you Pravin. Hello everyone, wish you all a very Happy New Year.

Let me start by giving key highlights for Q3. During the quarter, we had a strong sequential revenue growth of 2.7% in constant currency terms and 2.2% in reported terms. This is also the highest sequential growth in Q3 in the last six years driven by growth in all geographies and most business segments. Our YoY growth in constant currency terms crossed 10% after 10 quarters. Operating parameters in Q3 were healthy, utilization excluding trainees was at 83.8% compared to 85.6% in Q2. The drop in utilization is mainly on account of furloughs. Revenue productivity per employee was stable sequentially despite furloughs. Onsite mix increased by 30 basis points to 28.7% as a result of deals won in recent quarters. We had another quarter of solid large deal wins at $1.6 billion, which took the total TCV for nine months to $4.7 billion. This is more than double of $2.2 billion that we won in nine months of FY2018.

Operating margin in Q3 was at 22.6% compared to 23.7% last quarter. During the quarter, drop in utilization and higher onsite mix impacted operating margin by 80 basis points, compensation increases impacted margins by 30 basis points, continuous sales investment impacted margins by another 30 basis points and acquisition impacted margin by 20 basis points. Further due to the declassification of Panaya and Skava from assets held for sales, we had additional depreciation charge of $12 million impacting margin by 40 basis points pertaining to nine months when these assets were held for sale. These are partly offset by benefits of rupee depreciation and revenue hedges of 50 basis points and benefit of lower leave cost and reduction in other expenses of 40 basis points resulting in 1.1% decline in operating margin over Q2.

Operating margins for nine months were at 23.3%, which is the upper half of the FY2019 guidance of 22% to 24%. Q3 witnessed significant currency volatility with rupee depreciating by 1.6% against US dollar on a quarter average basis but appreciating by 3.7% on a period end basis. Our effective hedging programme ensured that we had 14 consecutive quarters of gains in non-operating income, we had a hedge book of $2.1 billion at the end of the quarter. Yield on other income was 7.81% in Q3 as compared to 7.53% in Q2. DSO for the quarter stood at 67 days compared to 66 days in Q2 and 70 days in Q3 of last year. Cash generation in Q3 continued to be strong with operating cash flows at $610 million and free cash flows at $534 million. Operating cash flows for first nine months were at $1,679 million and free cash flows were at $1,446 million. Cash generation for the nine months had declined compared to the same period last year mainly on the account of lower interest income as a result of $2 billion share buyback that concluded in December 2017.

Let me now come to capital allocation. In April 2018 we had announced distribution of Rs.13,000 Crores to investors for FY2019 out of the cash and balance sheet. Out of this we had already paid out Rs.2,633 Crores through special dividends in June 2018. Out of the remaining Rs.10,367 Crores, the Board has recommended a buyback of Rs.8,260 Crores at a maximum buyback price of Rs.800 per share. The balance amount of approximately Rs.2,100 Crores will be paid out as special dividend amounting to dividend per share of Rs.4.

Coming to guidance; driven by better than expected 8.1% constant currency growth in the first nine months of the year compared to nine months of FY2018, we have revised FY2019 guidance to 8.5% to 9% in constant currency terms. We are maintaining our FY2019 operating margin guidance band at 22% to 24%. We expect Q4 operating margins to be impacted due to rupee appreciation, targeted compensation corrections, continued investments in business and initial margin impact due to transition and ramp up of recently won deals. With that we can open the floor for questions.

Moderator

Thank you very much Sir. Ladies and gentlemen, we will now begin the question and answer session. Ladies and gentleman, we will wait for a moment while the question queue assembles. The first question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

Two questions, one if you could update us on your localization efforts, how far are you along? Have you increased, decreased your targets now that you have had some experience rolling out the new facilities. My other question is if you could just give us more color on the Skava, Panaya moves? What has changed, what are the plans going forward?

Ravi Kumar

I am going to take the question on localization. So we are on track to what we said in May 2017 where we said we are going to hire 10,000 US jobs, we have pretty much done 7,600 plus. We have opened five hubs now, we have announced six of them and we have opened five of them and we have hired 2,000 plus school grads - campus hires .So it is all on track, we have not changed our original estimate, which we said first. So this is going pretty well and a lot of learning in the last 18 months or so has been essentially on the track that we have to get campus hires on board, train them with partnerships from universities - almost like a finishing school, and then move them into live projects. The centers we have established is to transition work into agile development scrum teams and co-innovate with clients. That has happened very well as well. So we are on track on localization. I am going to hand over the second question to Salil.

Salil Parekh

On Panaya and Skava, as I shared in my statement earlier, the approach we have taken is, as we looked at the proposals we had, we came to the conclusion there would not be sale by March 31, 2019. With that in mind and with the accounting guidelines, we have classified them outside of assets held for sale. We are now refocusing on the work that we do in Skava and we are reorienting the products within Panaya.

Moderator

Thank you. The next question is from the line of Bryan Bergin from Cowen & Company. Please go ahead.

Bryan Bergin

Just a quick followup on the Panaya and Skava, was there a revenue impact from the quarter now they been reclassified and then the depreciation impact is that onetime due to the catch up from a prior period, or it is an ongoing expense now the level you see here?

Jayesh Sanghrajka

There is no additional revenue coming out of Panaya and Skava on account of declassification. The revenue from Panaya and Skava used to always be part of our revenue even though they were held for sale, so there is no change there. The depreciation is depreciation on the intangibles. When you hold an asset for sale you do not really charge depreciation on that on that so we had to do a catch up for nine months when these assets were held for sale and the $12 million or 40 basis points represents that depreciation. That is one time.

Bryan Bergin

I wanted to ask on the BFSI can you give us details on the banking vertical across the key regions for you, the demand drivers and the outlook?

Mohit Joshi

As was mentioned in the introductory notes growth was fairly consistent across geographies and across sub verticals. We saw some bit of a slowdown in Europe because of some end of quarter furloughs. Insurance was very strong and Finacle was extremely strong. We had a double-digit growth in Finacle. The only place where we are seeing some sort of a slowdown is on the buy side because of the significant drop in assets under management just in Q3. Otherwise strong growth across geographies, across sub verticals and a fairly significant opportunity for us especially given the Finacle presence as well. As a large number of banks across the world look at fundamental business model changes, so that is it. That is the short summary.

Moderator

Thank you. The next question is from the line of Abhishek Bhandari from Macquarie. Please go ahead.

Abhishek Bhandari

My question is more around the margin, while the nine-month margin has been 23.4%, we have left the full year guidance unchanged at 22% to 24%. That leaves a very wide range for fourth quarter. I understand you mentioned some of the incremental wage corrections you have to do but if you could give us some more colour of the reason behind keeping such a wide range, which is almost 4% point from the lower end to the higher end?

Jayesh Sanghrajka

We have not really changed margin guidance every time in the past as well. What we have said right now as well as at the beginning of the year, we gave a guidance of 22% to 24% that was after taking into account all the investments and business needs. The first nine months of the year is at 23.3% and I have already laid out some of the headwinds in terms of compensation, continued investments and so on, but we cannot really give a specific guidance for the quarter.

Abhishek Bhandari

My second question continuing over here is Ravi mentioned that you have hired close to 7,600 out of targeted 10,000 people in US, so is it fair to assume that a bulk of our US investments would probably be done over the next two or three quarters?

Ravi Kumar

Not really. This is a sustained effort, and as a part of our operating model, we would like to continue hiring in the US from schools, building a training infrastructure around it and then actually building a natural pyramid onsite as well. So this is a sustained effort. It is going to continue as we go forward.

Moderator

Thank you. The next question is from the line of Ashish Chopra from Motilal Oswal Securities Limited. Please ago ahead.

Ashish Chopra

I wanted to get some colour on the investments if Salil could help. So what we have seen is that while the localization efforts have been resetting the cost base at a higher level, how should we really think about the operating leverage from some of these investments kicking in because when we see the margins, we see a lot of one offs and we see a lot of investments but not as much of an impact coming in from pricing. So do you see that that there will have to be longer gestation before we start seeing a good growth feeding into the margins or could that happen may be sometime in a few quarters?

Salil Parekh

In terms of the investment and then reading into your question, the view on the margins going ahead – first, for the fiscal 2019 we had set out a fairly definitive investment plan. We started tracking much better by Q2 and in Q3 we are now very well tracking to those investments. These investments we had planned at that stage for fiscal 2019. We do not see that we are going to do incremental investments in fiscal 2020. We see the benefits on sales and on localization already start to come through as you have seen in our sales trajectory and our revenue guidance. For fiscal 2020, at this stage we are not giving any view on what the margin or the revenue outlook is. We have been quite clear that these are investments that bring us in a mode which is building more relevance to our clients now and that they are not investments that are incremental and that keep happening over a period of time.

Ashish Chopra

That is helpful and just one more question from my side. I think Pravin was eluding during the media briefing on the change that is happening and onsite in the form of a lower utilization and in the form of pyramid that has been building up, if you could just share some additional colour on quantitatively how would the utilization rates now compare versus in the past as a result of this exercise?

Pravin Rao

In the onsite, we have not seen too much change in the utilization so far. We typically operate at a high level of utilization. I was responding to state that in the earlier model we used to depute people from here to onsite but we were paying the same compensation as the local hire, so there is no margin impact because of change in that. The only difference would be in the earlier model, in case of lower economic activity you would have the ability to send people back to India during bench time whereas in the new model where we are increasing the reliance on more local hires, it probably will carry a larger bench. But to de-risk that we are also building a pyramid onsite and Ravi talked about, we have already recruited close to 2,000 people (college hires). We have been able to deploy them at a fairly good utilization. So as long as they have good growth I do not see any impact on utilization. Utilization continues to remain high onsite.

Moderator

The next question is from the line of Parag Gupta from Morgan Stanley. Please go ahead.

Parag Gupta

I just had two questions first one to Salil, you talked about your strategy last year and also in your analyst day, you talked about the company going through the phase of consolidation, stability and then acceleration and acceleration being in the third year? Now given the kind of demand environment you are seeing today, which is also evident from pretty strong deal wins that you have been seeing over the last three quarters, is there a possibility that the acceleration can actually happen faster than you were earlier expecting or would you still hold on to your third year being the year of acceleration? The second related question is you did mention about some sluggishness in Europe especially in BFSI due to end of quarter furloughs, are you also seeing clients holding back on spends or taking longer to make decisions because of what they are seeing in the marketplace or do you think that is not really the case and these spends can actually come back pretty quickly?

Salil Parekh

On the first question we are still planning to execute on that three-year plan. We have seen that we have been fortunate to build client trust and win significant deals in Q2 and Q3. But it is a comprehensive three-year plan which we will go through in a very systematic way to execute upon, so we stick with that plan in that sense. Of course as some of the deals have come in Q2, Q3 and we see a good pipeline today for Q4, we have raised our revenue guidance for the full year in fiscal 2019. Outside of that the focus will remain on making sure that we are watching out for all of the macro developments that I referred to in my opening comments as well as in parallel we execute upon that three-year plan. For financial services I will request Mohit to give a quick comment on the European point.

Mohit Joshi

Thank you Salil. I think on financial services the only comment that I had made was that we saw relative to the strong performance in the Asia Pacific region and relative to strong performance in the US, we saw relative weakness in the Europe portfolio and that was not because of a drop off in volume or a drop off in orders. That was largely because of some unanticipated furloughs towards the end of the quarter. I do not expect as of now for this to be a trend or for us to see this as a sign of ongoing weakness in Europe.

Moderator

The next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

I had a couple of questions on financial services. Mohit, you have alluded in the past that interest rates moving up can be net positive for your clients and therefore your business? If the trajectory of interest rate softens in the US, do you think the contrary can happen that there could be some pressure or softness that could surface through CY2019?

Mohit Joshi

Absolutely Viju, that is possible. If the expected rate hikes by the Fed do not happen, then banks will clearly need to take a relook at their budgets. Like we have said that the spend will depend on the broader macroeconomic environment and the interest rates are clearly one part of it. The second part, which I had referred to in a response to an earlier question is you have already seen a fairly significant drop in assets under management just because of the downward pressure on the indexes and you have already seen that for some buy side players they are taking a relook at their budgets.

Viju George

The other question was more on large integrated deals. I am not trying to be subtle here but I think that the big difference probably in growth rates between TCS and you this year has been the ability to stitch together a very large platform based may be digital integrated deals clearly that is where Infosys is putting its resources, how satisfied are you with the efforts made in that direction so far and what do you do think remains to be done to close that gap?

Salil Parekh

I will speak for what we are doing in this regard specifically. First, we have made significant investments in scaling up our sales capacity, putting together digital specialists, driving skill set and portfolio in the five elements of the Pentagon that define our digital approach. We believe that some of what we are seeing in terms of traction is coming from our ability to do multiple components of digital and in many cases build upon our core services and platform base to win some of these large deals. We think our capabilities are quite strong. In terms of how satisfied I am, of course, we feel the performance is strong but I am never really fully satisfied because there is always more to do and we are going to make sure that we keep our focus on that to have larger and larger deals both on core services and on digital.

Viju George

Lastly, Jayesh some margin headwinds possibly in Q4 for the bunch of factors, is there something that is additional to Q4 of this fiscal versus the normal Q4 that you see?

Jayesh Sanghrajka

Well Viju that is correct because we have some targeted compensation this Q4, which was not in the last Q4. Salil talked about investments and we have said earlier the rate of investments in the H2 is higher than the rate of investments in H1 and the initial margin impact due to transition and ramp up of the recently won deals. So all of these three factors that I talked about are additional.

Viju George

Sure thanks and Salil just to clarify you did mention that we will not see incremental investments of this magnitude for FY2020?

Salil Parekh

What I shared earlier was, first we are not commenting on specifically fiscal 2020 in this discussion. What we have made clear is the investments we are making today, we are not looking in a midterm perspective of just incrementally investing. We have made a series of investments in fiscal 2019. We see good return from those investments but we do not have a view that this is going to keep on increasing as time goes on. However, to be clear we are not making any specific comment on our fiscal 2020 outlook.

Moderator

The next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I had two questions please, the first is on currency in your operating margins? I understand you made a comment about Q4 but I would want to see if you could speak more philosophically about the impact of currency on your margins and that is to say if the rupee appreciates, should we assume that that will in fact impact your margins and you will just let it flow through overtime or how should we think about the less favorable environment at least recently of the Rupee Dollar exchange rate in the impact of margins overtime and then I have a followup please?

Jayesh Sanghrajka

Coming to this quarter first, this quarter we got a benefit of rupee depreciation of 50-basis points and as we get into the next quarter, rupee has already appreciated from Rs.71.5 to Rs.70, so that will automatically impact margins. Every 1% appreciation or deprecation in rupee impacts margin approximately by 25 basis points and that gets offset by the cross currency appreciation or deprecation.

Keith Bachman

Sorry just to clarify over the last two years, the rupee has been the source of margin help. If the rupee stays where it is at a minimum it will not be a help, it will probably end up being a headwind overtime. So should we just think about that being a potential negative to your operating margins or do you change behaviour in terms of pricing or something along those lines to offset it?

Jayesh Sanghrajka

Over the longer period of time, rupee appreciation or deprecation automatically gets priced in the rebidding and so on, so you will not really see a long-term impact of rupee appreciation or depreciation. You typically see that only on a quarter-by-quarter or half-year-by-half year basis impact if the rupee appreciates. If you look at it, rupee used to be Rs.55 earlier, now it has gone to Rs.70. Going by that logic, margins for everybody should have gone up significantly but all of that gets priced in the bids that you do.

Keith Bachman

My followup question relates to clarification on your comments around operating margins, so we looked at 2020 you said that there would be incremental investments consistent with what has happened over the last year. Should investors assume that the level of investments will stay the same in other words, the current range for margin is probably appropriate range as we think about FY2020?

Jayesh Sanghrajka

What I replied to Viju’s question when he asked, as compared to Q4 of last year, is there increment in the investment and incremental cost? Which I replied to saying yes. That is because at the beginning of the year when we articulated our strategy we had very clearly called out the investments that we are making in the business, investment in terms of sales, investment in terms of digital services, investment for reskilling and retraining our employees, investment in localization strategy and by nature most of these investments are investments in people and therefore the H2 investments were supposed to be higher than the H1 investments.

Moderator

The next question is from the line of Srinivas Rao from Deutsche Bank. Please go ahead.

Srinivas Rao

I have two questions, first on your verticals. In your disclosure, what comes out is the share of fixed price contracts and digital is significantly higher for your Retail and Communication verticals compared to BFSI. If you can comment as to why is that happening? Secondly when you have fixed price contracts is there any element of flexibility to change pricing and in that context how do you think you manage the risk if your expected efficiencies do not come through, what has been your experience as the fixed price contracts share has gone up? A smaller question this thing in acquisition of Hitachi’s business in December, some feedback as to what it is would be helpful?

Pravin Rao

On the first question, there is no correlation between fixed price and segments because you will find fixed price products across segments, so there is no secular trend and it is not worthwhile reading into it. On the fixed price product, the whole idea is, if we are able to drive better efficiencies then we can capture the benefits, whereas in time and material project we pass on the benefit to the customers so that is the premise on which we typically try to take fixed price project. But on the fixed price project if sometimes we are not able to do that, in that case we obviously have to take that hit. But there are also times when there are scope changes in which we get change replacements and in general in the fixed price project only in the case of the scope change we get the benefit of increased pricing or increased revenues. Otherwise we have to manage within whatever we have committed and there is a huge potential for us to capture the benefit if we are able to execute on that.

Ravi Kumar

I will give you a quick view on Hitachi. It is a joint venture between Hitachi, Panasonic and local HR firm called Pasona in Japan. What we are essentially doing is we are taking over a subsidiary of Hitachi, which does indirect procurement end-to-end and we are going to flip it over and run it as a joint venture with Infosys. Infosys has the majority stake and the idea is to expand this into indirect procurement into the larger Hitachi organization across the world then to Panasonic which is an equally big player. So it is pretty historic the two large manufacturing high tech electronics producers are coming together for one common cause, which is indirect procurement and we are going to apply technology on it and make it powerful enough to generate values and thereafter we are going to use this joint venture to go to other manufacturers in Japan where indirect procurement is a big category of spend.

Srinivas Rao

Understood, this is really helpful. If I may just ask a small rejoinder the increase in the fixed price contract which is happening, is it driven by your clients or is it more driven by Infosys?

Pravin Rao

It is currently driven by Infosys, some of the projects like large deals, large maintenance projects lend itself to fixed price. The client would expect you bid fixed price and that is what the thing is but a good percentage of our projects typically are time and material and clients are probably okay with T&M (Time and Material) and that is where the opportunity is for us to try to convert it into fixed price.

Moderator

The next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Jayesh I had a question on the 20 BPS impact on margins due to acquisitions, from what I understand Fluido is pretty small to lend that kind of an impact, so is that a onetime thing or is that something to do with Hitachi as well?

Jayesh Sanghrajka

Acquisitions and a couple of aspects when you talk about impact on margin, one is on the consolidation the impact on account of the margins of the entity that you acquire. The second is when you acquire, some part of the purchase price also gets accounted as intangibles and that gets amortized over a period of time, so that also impacts consolidated margins. In addition to that there could be the retention payouts that would be factored in the deal that will also impact the margins.

Nitin Padmanabhan

Sure, so how much of this would be on a running basis?

Jayesh Sanghrajka

So you will see a sequential impact from the last quarter or this quarter but on a QoQ you would not really see an impact because that becomes a baseline.

Nitin Padmanabhan

Secondly just wanted to understand, there were a couple of bankruptcy announcements in US both in utilities and retail, anything you would like to call out there going into the next quarter or next year and if you could as always highlight what the proportion of net new TCV would be of the total TCV that we have won for the quarter?

Jayesh Sanghrajka

The net new TCV that is 30% of the total TCV and coming to the bankruptcy etc., whatever we are aware of we have taken care of in the books in terms of provision as adequately as is required. There is nothing that we know which has not been taken care of.

Pravin Rao

Infact in retail there has been lesser number of store closings this year as compared to last year, so these are all one off things which we cannot predict but there is no secular trend.

Moderator

The next question is from the line of Divya Nagarajan from UBS. Please go ahead.

Divya Nagarajan

Just to go back on the investments Salil, I am trying to understand what your comments really mean, so should I take it to understand that this year there is a certain intensity of investments which could vary or not repeat or occur every year is that how we should think about it or are you saying that at this point all you can comment on is this year is what it is and you might still end up looking at investments on fresh next year?

Salil Parekh

First we are not making any comments about fiscal 2020 in specific terms. What I was attempting to say earlier is we have investments in sales, which are yielding us a good result today and that is the plan we had put in place in the start of fiscal 2019, that is the plan we are executing upon. We do not see that there will be incremental investments in a midterm period, on an ongoing basis and I have no comments specifically on fiscal 2020 in this call. We are now going to work through in Q4 what our plan will look like in terms of budgets, what the market environment will look like, what we see as the growth dynamics and therefore what we see in terms of where we need to focus our investments, if any, in terms of incremental investments from fiscal 2020. There is no specific comment on that, a small broad based comment on the incremental nature on the question that come before.

Divya Nagarajan

Secondly on the margin front, I think Jayesh alluded to some cost coming in next quarter as well but from a large deal ramp up perspective are we looking at any contracts where you have taken the costs upfront but the revenue ramp up is yet to happen or from a timing perspective is there any mismatch between cost and revenues is what I am trying to understand?

Jayesh Sanghrajka

Yes, there will always be large deals and there will always be transition in addition to when the large deal happens. You typically have a higher onsite and that tapers out as you get into the deal, so that is what I was referring to.

Divya Nagarajan

The last question from my end, could you just run through the push and pull that you saw on the telecom sector this quarter and thanks for taking my questions and all the best?

Pravin Rao

The growth in the telecom sector this quarter has been moderate about -0.6%. However, in the last couple of quarters we have had a few large deal wins in this segment, so we expect the trajectory to change in the coming quarter. Having said that from the industry perspective definitely the sector is under stress but at the same time it also opens up new opportunities for outsourcing, to improve efficiencies and reduce cost and on the back of this we have been able to win few deals in the recent quarters and we expect momentum to pick up in the coming quarters.

Moderator

The next question is from the line of Joseph Foresi from Cantor Fitzgerald. Please go ahead.

Joseph Foresi

Sir my first question is how would you describe the 2019 outlook for IT budgets, are they the same, better or worse in 2018 and any commentary on that you could add to it would be helpful?

Pravin Rao

The client budget process is progressing and it is likely to conclude in the next month or so, but the early indications are the budgets are expected to be flattish at the percentage level with greater emphasis on moving budgets from run the business to change the business. Barring that we are not seeing any indications of changes either geography wise or sector wise. There will always be odd clients where there are budget pressures; but by and large the early indications are that it will be flattish.

Joseph Foresi

My second question is, it seems like the revenue growth rate has accelerated, I wonder what would you attribute that to? Was that revitalizing the digital engine, are you participating in large deals, do you feel like you are taking market share and I am trying to get a sense of what is causing the acceleration and then this is importantly do you think this is sustainable?

Salil Parekh

So the 10.1% growth we have seen in this quarter on a YoY basis where it is coming from? We think the way we have put our focus on our strategic direction, working with our clients on what is relevant to them. So building our digital portfolio on the one hand with the five elements of digital that we had outlined at the start of the year, we see a really strong traction. For example, we see good traction in the Cloud space, on the SaaS space; we see a very good traction in the Digital Studios and Digital Marketing piece, on Analytics, on IoT. Those areas are what are contributing to this over 30% growth in the Digital space.

We also see our core services business is growing. So both large components of our business are growing. Our core services with a smaller growth rate is growing because of the investments we are making there in Artificial Intelligence, in our NIA platform, and that is resonating with our clients. As Pravin was sharing earlier, there is a push from clients to make more efficient their core tech platforms and invest for growth differentiation or speed in their digital platforms. With our portfolio, we have the ability to play on both of those dimensions.

In addition, we have put in place programmes to look more carefully at account scaling, look more carefully at how new work can be generated, what are the specific things we have to do to introduce digital specialists into each of our large accounts. We have also well expanded our sales capacity from the start of the year through to Q3. All of these things have helped and comprise what we have been calling the investments that we put in place in sales. We have also taken a lot of effort to reskill our employees into the new technologies and reconfigure our spaces into the future agile workspaces.

There also been investments we made in this year to be more aligned to where our clients are going. This plus and an increased intensity with our go to market efforts in sales and the longstanding trust that clients have had with Infosys over the past 30 years has helped us to start to drive this growth. We think if we can continue to execute on that and the macro remains the way it is, we see with this approach, we will be more and more relevant for our clients.

Joseph Foresi

Can I sneak one last one here, people have tried to ask you about margins long-term probably now six or seven different ways on this call. Clearly the market is incredibly focused on the sustainability and if you cannot give us next year, how do we think about the margins? Whether it will be flat, up or down over the long-term and why?

Salil Parekh

On margins my view today is we are in the start of our three-year plan. We have got a sense of how we can drive our go-to market and client traction. We will now in our fiscal year fourth quarter start to build more comprehensive view of how the next fiscal year starting in April will look like for us. Internally we will also start to put some thoughts on a more specific basis on how this outlook will work on multiple year pieces. At this stage, we are not ready to come and say specifically what fiscal 2020 will look like and so is what the midyear trajectory or margins will look like. However, we are well clear that we are focused on driving value with our clients on digital. Internally we know that our margin for that business is higher than the average margin of the company. We have a strong focus on driving that margin acceleration operationally. However, we are not ready to speak specifically on fiscal 2020 or indeed the midterm in terms of margin.

Moderator

Thank you. The next question is from the line of Georgios Kertsos from Berenberg. Please go ahead.

Georgios Kertsos

Can you please reconfirm the level of profitability in digital relative to the rest of the business? In the past you have disclosed this, so an update on that would be helpful? Thank you.

Salil Parekh

We are not specifically giving the number in terms of the operating margin of digital versus rest of the business. My comment today and most likely in the past was more qualitative, which is it is higher than the average margin of the company.

Georgios Kertsos

A quick follow-up from me, is the constant currency revenue growth all organic or what is the contribution of any M&A in Q3 in revenue growth?

Jayesh Sanghrajka

Yes, Q3 had an impact of small acquisition that we did which is on account of Fluido of around 30-basis points which was inorganic, apart from that everything else was organic.

Moderator

Ladies and gentlemen this was the last question for today. I now hand the conference over to the management for their closing comments. Over to you!

Sandip Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you in the course of the quarter. Have a good weekend ahead.

Moderator

Ladies and gentlemen on behalf of Infosys that concludes this conference call. Thank you for joining us. You may now disconnect your lines.